BANCO COMERCIAL PORTUGUES, S.A.
                         BCP INTERNATIONAL BANK LIMITED
                               BCP FINANCE COMPANY


                                October 13, 2003

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Banco Comercial Portugues, S.A.
         BCP International Bank Limited
         BCP Finance Company
         Request to Withdrawal Registration Statement on Form F-3
         SEC File Number 333-13650

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Banco Comercial Portugues, S.A., BCP International Bank Limited and BCP Finance Company (collectively, the "Registrants") hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form F-3 (File No. 333-13650) originally filed with the Commission on June 22, 2001, together with all exhibits thereto (collectively, the "Registration Statement"). The Registrants do not intend to conduct the offering of securities contemplated in the Registration Statement. The Registrants request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

         The Registrants confirm that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrants request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements.

         The Registrants hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to Banco Comercial Portugues, S.A. at (351) 21 321 10 79, Attention: Mr. Magalhaes Duarte, and to the Registrants' counsel, Richard L. Russell, Esq. of Dorsey & Whitney LLP, at (212) 953-7201.

If you have any questions regarding this application for withdrawal, please contact Mr. Russell at (212) 415-9242.

                                 Very truly yours,

                                 Banco Comercial Portugues, S.A.

                                 By: Filipe Pinhal
                                    --------------------------------------------
                                 Name: Filipe Jesus Pinhal
                                 Title: Vice-Chairman of the Board of Directors

                                 By: Antonio Rodrigues
                                    --------------------------------------------
                                 Name: Antonio M. Seabra e Melo Rodrigues
                                 Title: Member of the Board of Directors


                                 BCP International Bank Limited

                                 By: Luis Gomes
                                    --------------------------------------------
                                 Name: Luis Manuel Neto Gomes
                                 Title: Chairman of the Board of Directors

                                 By: Antonio Fernando Nogueira Chaves
                                    --------------------------------------------
                                 Name: Antonio Fernando Nogueira Chaves
                                 Title: Vice-Chairman of the Board of Directors


                                 BCP Finance Company

                                 By: Luis Gomes
                                    --------------------------------------------
                                 Name: Luis Manuel Neto Gomes
                                 Title: Chairman of the Board of Directors

                                 By: Antonio Fernando Nogueira Chaves
                                    --------------------------------------------
                                 Name: Antonio Fernando Nogueira Chaves
                                 Title: Vice-Chairman of the Board of Directors


cc: Richard L. Russell, Esq.


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